F U L L S E R V I C E E N E R G Y C O M P A N Y
PO Box 630	Rockaway, NJ 07866	(973) 625-1012	Fax (973) 586-9866
Website: www.ableenergy.com

July 27, 2007

Via EDGAR

Mr. Adam Phippen
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Able Energy, Inc.
Item 4.02 Form 8-K
Filed July 24, 2007
File No. 1-15035

Dear Mr. Phippen:

This letter is submitted by Able Energy, Inc. (the “Company”) in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated July 26, 2007 (the “Staff Letter”) regarding the Company’s Current Report on Form 8-K dated July 23, 2007 filed on July 24, 2007 (File No. 1-15035) (the “Form 8-K”).

Concurrently herewith, the Company is filing via EDGAR an amended Form 8-K in connection with the Company’s responses herein.

The Company’s numbered responses below correlate to the numbers in the Staff Letter. We respond to the Staff’s comments as follows:

Form 8-K filed July 24, 2007

1.
Please disclose the date on which your Board of Directors, upon recommendation of your Audit Committee, concluded that the previously issued financial statements should no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

Response: The Company has revised the second paragraph of the Form 8-K to provide the date on which its Board of Directors concluded that its previously issued financial statements contained in its prior quarterly reports filed during the 2005 - 2006 fiscal year could no longer be relied upon.

2.
Please disclose whether your audit committee or authorized officer(s) discussed with your independent accountant the matters disclosed in the filing. Refer to the requirement of Item 4.02(a)(3) of Form 8-K.

Response: The Company has added a paragraph on last page of disclosure in the Form 8-K to address the disclosure required by Item 4.02(a)(3) of Form 8-K.

In connection with responding to your comments the Company acknowledges the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions or comments on the above.

Sincerely,

/s/Gregory D. Frost

Gregory D. Frost
Chief Executive Officer

cc:  Jeffrey Feld, Acting Chief Financial Officer
Wesley Paul, Esq.